Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DataMeds AI, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8090	93-3264234
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

3000 Bayport Drive

Suite 950

Tampa, FL 33607

844-203-6092

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Prashant Patel

3000 Bayport Drive

Suite 950

Tampa, FL 33607

844-203-6092

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeff Fessler, Esq.

Sheppard, Mullin, Richter & Hampton, LLP
30 Rockefeller Plaza, 39th Floor

New York, NY 10112
(212) 634-3067

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS - SUBJECT TO COMPLETION, DATED AUGUST 7, 2026

DataMeds AI, Inc.

34,462,058 Shares of Common Stock

This prospectus relates to the resale, from time to time, by the selling stockholders identified herein (the “Selling Stockholders”) of up to 34,462,058 shares of our common stock, par value $0.0001 per share, consisting of (i) 1,282,143 shares previously issued in private transactions to certain stockholders and now held by such stockholders, (ii) 21,300,295 shares issuable upon either (a) conversion of convertible promissory notes issued in May 2026 (the “May 2026 Notes”), or (b) conversion of the shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) that may be issued upon conversion of the May 2026 Notes, (iii) 8,298,225 shares issuable upon the exercise of warrants issued in connection with the May 2026 Notes (the “PIPE Warrants”), and (iv) 3,581,395 shares issuable upon the exercise of placement agent warrants issued to Dawson James Securities, Inc. and its designees in connection with financings we completed in January 2026 and May 2026 (the “PA Warrants”). The shares of common stock described in the preceding sentence are referred to, collectively, as the “Securities” or “Registrable Securities.”

As discussed in more detail in this prospectus, at our 2026 annual meeting of stockholders, we intend to seek stockholder approval of an amendment to our certificate of incorporation to authorize us to issue blank-check preferred stock, and if such approval is obtained, to promptly thereafter designate shares of preferred stock as the Series A Preferred Stock and file a certificate of designation for the Series A Preferred Stock with the Delaware Secretary of State. The May 2026 Notes would automatically convert into the Series A Preferred Stock on the later of (a) the effectiveness of the registration statement of which this prospectus forms a part and (b) the filing of the certificate of designation for the Series A Preferred Stock with the Delaware Secretary of State.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the Registrable Securities by the Selling Stockholders. Any proceeds received by us upon the cash exercise of the PIPE Warrants and/or the PA Warrants, if exercised for cash, will be used as described under “Use of Proceeds.”

The Selling Stockholders may sell the Registrable Securities described in this prospectus in a number of different ways and at varying prices, including through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices, as described under “Plan of Distribution.”

Our common stock is traded on the Nasdaq Capital Market under the symbol “MEDS”. On August 5, 2026, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.80 per share.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this prospectus is              , 2026

ABOUT THIS PROSPECTUS

You should rely only on the information that we have provided or incorporated by reference in this prospectus. Neither we nor the Selling Stockholders have authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date on the cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus and the documents incorporated by reference into this prospectus include statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the Selling Stockholders have independently verified the accuracy or completeness of this information.

The Selling Stockholders are offering the shares of common stock only in jurisdictions where such issuances are permitted. The distribution of this prospectus and the issuance of the shares of common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the shares and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the shares of common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information By Reference.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “DataMeds,” “the Company,” “we,” “us,” “our” and similar references refer to DataMeds AI, Inc., an entity incorporated under the laws of the State of Delaware.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. The section in this prospectus entitled “Risk Factors” and the sections in our periodic reports, including the section in our most recent Annual Report on Form 10-K entitled “Business,” and those risk factors identified in reports subsequently filed with the SEC, including our Quarterly Reports on Form 10-Q incorporated herein by reference entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as well as other sections in this prospectus and the documents or reports incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences. Forward-looking statements in this prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	our ability to generate revenue or achieve profitability;
●	our ability to obtain additional financing on acceptable terms, if at all;
●	fluctuations in the results of our operations from period to period;
●	general economic and financial conditions; the adverse effects of public health epidemics on our business, results of operations and financial condition;
●	our ability to market and advertise our products;
●	our reliance on third-parties to promote our products;
●	our ability to keep pace with technological advances;
●	performance of our information technology and storage systems;
●	a disruption or breach of our internal computer systems;
●	our ability to retain key personnel;
●	our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets and successfully integrate the business of acquired companies;
●	the impact of federal, state or local regulations on us or our vendors and licensees;
●	our ability to protect and defend against litigation, including intellectual property claims;
●	the volatility of our stock price;
●	the marketability of our stock;
●	our broad discretion to invest or spend the proceeds of our financings in ways with which our stockholders may not agree and may have limited ability to influence; and
●	other risks and uncertainties set forth herein and in the documents incorporated by reference herein under the heading “Risk Factors”.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially from those set forth in forward-looking statements. The uncertainties that may cause differences include, but are not limited to: our need for additional funds to finance our operations; our history of losses; anticipated continuing losses and uncertainty of future financing; market acceptance of our services; the sufficiency of our existing capital resources; competition from other companies; the risk of technological obsolescence; uncertainties related to our ability to obtain intellectual property protection for our technology; and dependence on officers, directors and other individuals.

We will not update forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the SEC, including our reports on Forms 10-K, 10-Q and 8-K. Our filings list various important factors that could cause actual results to differ materially from expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and may not contain all of the information that is important to you and that you should consider before deciding whether or not to invest in our securities. For a more complete understanding of the Company and this offering, you should carefully read this prospectus, including any information incorporated by reference herein in its entirety. Investing in our securities involves risks that are described in this prospectus under the heading “Risk Factors,” under the headings “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, in our Quarterly Reports on Form 10-Q and in our other filings with the SEC.

Overview

DataMeds AI, Inc. (formerly Wellgistics Health, Inc.) (“DataMeds,” the “Company,” “we,” “us” or “our”) was incorporated in 2022 as a holding company for operating companies centered around healthcare technology and pharmaceutical services. We seek to be a micro health ecosystem, with a portfolio of companies consisting of a technology platform, pharmacy, and wholesale operations that provide novel prescription hub and clinical services. We strive to shift the dynamic of pharmaceutical care to revolve around the patient for a range of therapeutic conditions by offering various integrated solutions through leveraging our business segments to address access, care coordination, dispensing, delivery, and clinical management of certain pharmaceutical products. On July 22, 2026, the Company changed its name from Wellgistics Health, Inc. to DataMeds AI, Inc. and its trading symbol on The Nasdaq Capital Market from “WGRX” to “MEDS,” as described further under “Recent Developments” below.

Currently, we own one direct operating company, Wellgistics, LLC, and two indirect operating companies, Wellgistics Tech & Hub, LLC dba DelivMeds (f/k/a Alliance Pharma Solutions, LLC) (“Wellgistics Tech & Hub”) and Wellgistics Pharmacy, LLC (f/k/a Community Specialty Pharmacy, LLC) (“Wellgistics Pharmacy”), through an intermediary—Wood Sage, LLC.

Wellgistics, LLC

Founded in 2013, Wellgistics, LLC serves as the wholesale arm of our healthcare ecosystem as a 50-state FDA licensed and NABP-accredited pharmaceutical wholesaler distributor, bridging the gap between small- to mid-size pharmaceutical manufacturers and independent retail pharmacies. Serving over 5,000 registered pharmacies nationwide, Wellgistics, LLC provides significant value by offering competitive pricing, unique products, and exceptional service, while also promoting manufacturers’ products to a diverse range of pharmacies. Wellgistics, LLC’s primary focus is on supporting independent retail pharmacies in search of better products, prices, and services, thereby ensuring their growth and sustainability in the competitive pharmaceutical sector.

Wellgistics, LLC provides distribution and third party logistics services to both pharmaceutical manufacturers and independent retail pharmacies. With over 60 manufacturing relationships, Wellgistics, LLC identifies niche therapeutic products and work with its manufacturing clients to increase market access and visibility of its client relationships with product awareness and support campaigns. Specifically, Wellgistics, LLC helps promote product distribution through its network of pharmacy buyers by providing sales and marketing support. These services include providing product education, identifying opportunities for therapeutic substitution when clinically relevant, and cost savings opportunities for pharmacies and their patients. Wellgistics, LLC’s portfolio of products is comprised of 65% topical generics with a primary focus on the dermatology market, 20% oral generic formulations primarily in the non-narcotic pain category, 10% oral and topical brand formulations, and 5% in the over-the-counter market space. Its investments in cold chain infrastructure will position this division to compete in the specialty-lite therapy category while also expanding our ability to house additional branded products.

We acquired Wellgistics, LLC in August 2024.

Wellgistics Tech & Hub, LLC dba DelivMeds (f/k/a Alliance Pharma Solutions, LLC)

Founded in 2017 under the name Alliance Pharma Solutions, LLC and doing business as DelivMeds, Wellgistics Tech & Hub serves as the middleware technology arm of our healthcare ecosystem by facilitating prescription transfer and clinical concierge services to a network of independent pharmacies. After conducting an extensive market research survey focusing on competition, Wellgistics Tech & Hub identified several key differentiators from other healthcare technology solutions, including various integrations of the hub with pharmacy management software systems and pharmacy point of sale systems, among others. This suggests that Wellgistics Tech & Hub could serve as an end-to-end patient-centric solution automating the prescription journey. Powered by Wellgistics Pharmacy as the backend pharmacy, Wellgistics Tech & Hub is the frontend technology serving as the middleware between all key stakeholders referenced in what we refer to as the 5P-Model: patients, providers, pharmacies, payors or pharmacy Benefit Managers, and pharmaceutical manufacturing companies.

Through Wellgistics Tech & Hub, we aim to preserve patient autonomy, improve price transparency, and aid in making a meaningful impact on patient outcomes by eliminating barriers to therapy while simultaneously boosting adherence. We work with channel partners such as pharmaceutical manufacturers, provider groups and accountable care organizations, telehealth companies, and employer groups to offer full suite of patient-centered pharmacy services. Wellgistics Tech & Hub’s business-to-business strategy approach enables prescriptions to be sent directly to Wellgistics Pharmacy and subsequently transferred to an eligible in-network independent pharmacy. Each channel partner is equipped with de-identified data to improve its respective business operation and or improve its remuneration from the value-based services the clinical concierge arm provides.

We acquired Wellgistics Tech & Hub through our acquisition of Wood Sage in June 2024.

Wellgistics Pharmacy, LLC (f/k/a Community Specialty Pharmacy, LLC)

Founded in 2011, Wellgistics Pharmacy serves as the backbone dispensing pharmacy of our healthcare ecosystem. First operating as a retail community specialty pharmacy, Wellgistics Pharmacy provides general and specialty pharmacy services dedicated to servicing the needs of patients, as well as clinical expertise, technology-driven innovation tools, and administrative efficiencies that support physicians, payers, and pharmaceutical manufacturers. Initially focusing on providing HIV/AIDS products, Wellgistics Pharmacy has expanded its business operations to perform 340B services by partnering with local clinics and provider groups. It has pursued pharmacy state licenses to convert its business into a mail order pharmacy. Currently, Wellgistics Pharmacy is licensed in 32 states and the District of Columbia, with superb license coverage along the east coast. While Wellgistics Pharmacy voluntarily forfeited its specialty accreditations, Wellgistics Pharmacy maintains specialty internal standard operating procedures and performs all of the functions of a specialty pharmacy.

Wellgistics Pharmacy purchases pharmaceuticals including specialty medications from manufacturers and wholesale distributors, fills prescriptions, labels, packages and delivers these pharmaceuticals to patients’ homes or physicians’ offices through contract couriers or carriers. It maintains a call center and customer support within its pharmacy located in Tampa, Florida. Wellgistics Pharmacy has several 340B relationships, acting as the dispensing pharmacy for these healthcare facilities that help drive revenue and prescription volume. Wellgistics Pharmacy’s relationship with Wellgistics, LLC and other wholesalers enables it to offer a competitive cash-based formulary for the uninsured and underinsured patient populations. Given its low-cost business model, Wellgistics Pharmacy believes there is an opportunity to gain market share with small- to medium-size employer groups in a partnership model with other consumer driven healthcare companies to the extent that more patients elect to pay out of pocket for prescriptions.

We acquired Wellgistics Pharmacy through our acquisition of Wood Sage in June 2024.

DataMeds AI, Inc.

As a micro health ecosystem, our portfolio of companies consists of a pharmacy, wholesale operations, and a technology division with a novel platform for hub and clinical services. We are focused on improving the lives of patients while delivering unique solutions for pharmacies, providers, pharmaceutical manufacturers, and payors. Our patient-centric approach combined with innovative healthcare applications positions us to shift the dynamic of care to revolve around the patient for a wide range of therapeutic conditions. We offer a full spectrum of integrated solutions by leveraging the synergies of our business segments to address access, care coordination, dispensing, delivery, and clinical management of pharmaceutical products ranging from “specialty-lite” to general maintenance conditions.

Prior to acquiring Wood Sage, LLC, we did not generate revenue. As discussed above, we acquired Wellgistics Tech & Hub and Wellgistics Pharmacy through our acquisition of Wood Sage, LLC in June 2024, and acquired Wellgistics, LLC in August 2024. Currently, our revenues are derived from (i) pharmaceutical dispensing of products, (ii) care management services we deliver to patients and offer to pharmaceutical manufacturing clients, (iii) SaaS fees for use of our platform technology services, and (iv) product procurement and distribution to independent pharmacies.

We expect that our ability to source and distribute pharmaceutical products to our pharmacy and network of independent pharmacy partners throughout the U.S. will adequately position us to negotiate greater discounts based on market share. Our management believes that our digital pharmacy, including its hub and clinical services technology platform, is poised to add significant value in the key specialty-lite market by providing patients access and convenience, while providing partners with ready-to-go market solutions with big data.

Data released from the Centers for Medicare & Medicaid Services illustrates that the National Health Expenditure Data for 2022 grew to $4.5 trillion and accounted for 17.3% of gross domestic product (“GDP”), with an expected increase in the health spending share of GDP to 19.7% by 2032. A deeper dive of this report reveals that total retail prescription drug spending from 2021 to 2022 increased by 8.4% to $405.9 billion. IQVIA’S 2024 report on medicine spending trends found that overall spending in the U.S. market for medicines reached $435 billion in 2023. It is well documented in the literature that the specialty drug market accounts for less than 10% of total drugs in the market but is responsible for greater than 50% of the prescription drug spend per annum. After evaluating reasons for increased healthcare expenditure, poor medication adherence continues to be a challenge that causes unnecessary strain on the healthcare system, including, but not limited to, increased hospital admissions and readmissions rates from medication non-compliance and adverse events. Many of these factors are preventable by empowering patient autonomy in their healthcare journey, identifying cost savings opportunities, and providing access to clinical resources and support.

We believe that our business model primely positions us to address the prescription spend in the “specialty lite” therapy area while improving patient health outcomes by equipping patients with our innovative digital health tools. We seek to expand the service coverage area of our pharmacy operations while strengthening its clinical expertise in several key therapeutic categories, including services such as care coordination and patient financial assistance. Furthermore, we expect that our partner relationships will enable us to offer a competitive cash formulary as an alternative option when high insurance deductibles make it economically feasible. We anticipate expanding our wholesale operations as we continue to partner and establish new manufacturer relationships. With many of these new relationships, we intend to provide sales and clinical education support to the pharmacies purchasing these products. We have strategically identified opportunities to wholesale products that are normally not carried by the three largest wholesalers in the United States, and will seek to carve out exclusivity or semi- exclusive relationships based on a time period to ensure we are maximizing our revenues. We expect that new partnerships with group purchasing organizations will be effective, as we increase the business divisions’ visibility with all or many of the member pharmacies. Our technology division will be connected to our pharmacy network enabling us to operate as a digital pharmacy and hub. Our pharmacy network leverages independent, locally-owned pharmacies that are rooted in their communities to create a powerful network of over 19,000 pharmacies across the United States capable of delivering prescriptions in hours. This channel services approximately 1.3 billion prescriptions annually and represents a $47 billion market at wholesale cost.

We seek to provide an end-to-end solution for digitizing the prescription journey through our Wellgistics Tech & Hub mobile application, which should help to preserve patient autonomy, improve prescription price transparency, and provide additional concierge services in an effort to boost medication adherence and improve patient outcomes. We intend to aggregate the data collected from our solution to provide comprehensive reports that are tied to medication adherence and outcomes to make a meaningful impact for all stakeholders involved. We expect to monetize this valuable data with manufacturers, payors and providers.

Recent Developments

Corporate Name and Trading Symbol Change

On July 20, 2026, we filed a certificate of amendment to our amended and restated certificate of incorporation to change our corporate name from Wellgistics Health, Inc. to DataMeds AI, Inc., effective July 22, 2026. In connection with the name change, our common stock began trading on The Nasdaq Capital Market under the new ticker symbol “MEDS,” replacing our prior symbol “WGRX.”

Reverse Stock Split

On May 26, 2026, we effected a 1-for-50 reverse stock split of our common stock. Unless otherwise indicated, all share and per-share information in this prospectus gives effect to this reverse stock split.

Nasdaq Listing Compliance

On December 10, 2025, we received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were granted an initial compliance period of 180 calendar days, or until June 8, 2026, to regain compliance with the minimum bid price requirement. The reverse split we effected in May 2026 was intended to assist us in regaining compliance with the minimum bid price requirement. On June 9, 2026, we received a written notice from Nasdaq stating that we had regained compliance with the minimum bid price requirement, and that the matter was closed. Specifically, Nasdaq determined that, for each consecutive business day from May 26, 2026 to June 8, 2026, the closing bid price of our common stock had been at $1.00 per share or greater.

On April 13, 2026, we received a notice from Nasdaq indicating that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million. We were afforded 45 calendar days from the date of the notice, or until May 28, 2026, to submit a plan to regain compliance with the stockholders’ equity requirement. We timely submitted such a plan and were granted until October 12, 2026 to demonstrate compliance. If we are unable to regain compliance with this Nasdaq listing requirement or any other applicable Nasdaq listing requirement with which we fall out of compliance in the future within required timeframes, our common stock may be subject to delisting from the Nasdaq Capital Market.

Collaboration Agreement — Healthstar Technologies, LLC

On April 13, 2026, the Company entered into a Collaboration Agreement with Kare Rx Hub, LLC and Kare Pharmtech, LLC, providing for the formation of Healthstar Technologies, LLC, in which the Company would hold a 51% membership interest, in exchange for consideration of $2,000,000 payable in shares of the Company’s common stock. As of the date of this prospectus, the transactions contemplated by the Collaboration Agreement have not yet been consummated.

Proposed Transaction with EOS, Scilex, Datavault and HealthBridge Advisors

On May 20, 2026, we entered into a letter of intent with EOS Technology Holdings, Inc., Scilex Holding Company, Datavault AI, Inc., HealthBridge Advisors, LLC, and Fortitude Advisors, LLC, contemplating a proposed transaction involving certain intellectual property assets, an expansion of our existing license arrangement with Datavault, and the acquisition of a controlling interest in Tollo Health, LLC. On July 29, 2026, we entered into an amended and restated letter of intent with EOS, Scilex, Datavault, and HealthBridge Advisors, which superseded and replaced the original term sheet in its entirety. The proposed transaction remains subject to negotiation and execution of definitive agreements, and other than certain provisions that are binding, the amended and restated letter of intent is an expression of intent and is intended to serve as a guide for the parties in preparing the definitive written agreement providing for consummation of the transactions contemplated thereby.

Leadership Changes

On May 20, 2026, our Board of Directors appointed Gerald Commissiong as our Interim Co-Chief Executive Officer.

Settlement Agreement — Silverback Capital Corporation

During the six months ended June 30, 2026, we issued shares of common stock to Silverback Capital Corporation pursuant to a Settlement Agreement and Stipulation, approved under Section 3(a)(10) of the Securities Act of 1933, to satisfy certain outstanding creditor obligations. We delivered a termination letter with respect to the Settlement Agreement on April 3, 2026, which the parties subsequently rescinded on May 18, 2026, reinstating the Settlement Agreement in its entirety.

Recent Financings

January 2026 Financing

On January 5, 2026, we entered into a note purchase agreement with certain investors pursuant to which we agreed to issue and sell up to $3,125,000 in aggregate principal amount of convertible promissory notes (the “Original Notes”) for an aggregate purchase price of $2,500,000, reflecting a 20% original issue discount (the “First Offering”). On January 16, 2026, we entered into a second note purchase agreement with certain investors pursuant to which we agreed to issue and sell up to $8,125,000 in aggregate principal amount of secured convertible promissory notes (the “January 2026 Notes”) for an aggregate purchase price of $6,500,000, reflecting a 20% original issue discount (the “Second Offering”). The Original Notes were rolled over into the Second Offering and exchanged for January 2026 Notes. Dawson James Securities, Inc. (“Dawson James”) served as placement agent in connection with each of the First Offering and the Second Offering. The January 2026 Notes were subsequently cancelled in connection with the May 2026 financing described below. For a more detailed description of the January 2026 financing, see “Private Placement and Other Private Issuances—January 2026 Financing” elsewhere in this prospectus.

May 2026 Financing

On May 27, 2026, we entered into a securities purchase agreement with certain accredited investors, pursuant to which we issued and sold convertible promissory notes in the aggregate principal amount of $21,132,812.50 (the “May 2026 Notes”), reflecting a 20% original issue discount, and warrants to purchase up to 8,298,225 shares of our common stock (the “PIPE Warrants”). The January 2026 Notes were rolled over into the May 2026 Notes. Dawson James served as placement agent in connection with this financing and received warrants to purchase 1,418,444 shares of our common stock (the “May 2026 PA Warrants”). For a more detailed description of the May 2026 financing, see “Private Placement and Other Private Issuances—May 2026 Financing” elsewhere in this prospectus.

Below is a summary of the key terms of the May 2026 Notes, the PIPE Warrants, and the May 2026 PA Warrants. For a more detailed description of these securities, see “Private Placement and Other Private Issuances” elsewhere in this prospectus.

May 2026 Notes

The May 2026 Notes mature on the twelve-month anniversary of their issuance unless earlier converted or repaid and bear interest at a rate of 0% per annum. Prior to the Mandatory Conversion Date (as defined below), the May 2026 Notes are convertible at the option of the holder into shares of our common stock at a conversion price equal to the lesser of $6.00 per share and the closing price of our common stock on the trading day immediately preceding the applicable conversion date, subject to a floor price of $1.00 per share.

On the Mandatory Conversion Date, the conversion price will be reset to the lesser of (x) $50.00 per share and (y) the closing price of our common stock on the trading day immediately preceding the applicable conversion date, in each case subject to a floor price equal to the lesser of $1.00 and 20% of the closing price of our common stock on the trading day immediately preceding the Mandatory Conversion Date.

Upon the Mandatory Conversion Date, the then-outstanding balance of the May 2026 Notes will automatically convert into shares of Series A Preferred Stock at a rate determined by dividing the outstanding principal balance by $1,000.00.

The “Mandatory Conversion Date” is the latest to occur of (i) the effectiveness of the registration statement of which this prospectus forms a part, (ii) stockholder approval of an amendment to our certificate of incorporation to authorize blank check preferred stock (the “Blank Check Amendment”), (iii) the effectiveness of the Blank Check Amendment, and (iv) the filing of the certificate of designation for the Series A Preferred Stock with the Delaware Secretary of State. The conversion of the May 2026 Notes into shares of the Series A Preferred Stock is subject to a beneficial ownership cap of 9.99% of our then-outstanding common stock.

The Series A Preferred Stock

We are currently not authorized to issue any shares of preferred stock. At our 2026 annual meeting of stockholders, we intend to ask our stockholders to approve the Blank Check Amendment to authorize us to issue up to 1,000,000 shares of “blank check” preferred stock, $0.0001 par value per share. If approved, we intend to promptly thereafter file a certificate of designation for the Series A Preferred Stock with the Delaware Secretary of State. Certain terms of the Series A Preferred Stock are summarized below:

Stated Value. Each share will have an initial stated value of $1,000, subject to increase for accrued dividends as described below.

Conversion. Each share of Series A Preferred Stock will be convertible at the option of the holder into shares of our common stock at a conversion price equal to the lesser of $6.00 per share and the closing price of our common stock on the trading day immediately preceding the conversion date, subject to a floor price of $1.00 per share.

Effective as of the Mandatory Conversion Date, the conversion price will be reset to the lesser of $50.00 per share and the closing price of our common stock on the trading day immediately preceding the conversion date, subject to a floor price equal to the lesser of $1.00 and 20% of the closing price of our common stock on the trading day immediately preceding the Mandatory Conversion Date.

The conversion of the Series A Preferred Stock is subject to a beneficial ownership cap of 9.99% of our then-outstanding common stock.

Dividends. Beginning six months from the date of issuance, the Series A Preferred Stock will accrue dividends at a rate equal to 10% of the stated value per annum, accruing monthly and added to the stated value.

Redemption. We will have no right to redeem the Series A Preferred Stock.

Voting Rights. The Series A Preferred Stock will have one vote per share and will generally vote with the common stock as a single class. Certain protective provisions require the affirmative vote of all holders of outstanding Series A Preferred Stock.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, holders of Series A Preferred Stock will be entitled to receive the greater of (i) the stated value per share and (ii) the amount such holder would receive on an as-converted basis.

Other Rights. Holders of Series A Preferred Stock will have no preemptive rights but will be entitled to participate on an as-converted basis in any rights offerings and distributions made to holders of our common stock. In the event of a fundamental transaction, holders will be entitled to receive, upon conversion, the same kind and amount of consideration they would have received had they converted immediately prior to such transaction.

For a more detailed description of the rights, preferences and privileges of the Series A Preferred Stock, see “Private Placement and Other Private Issuances—The Series A Preferred Stock” elsewhere in this prospectus.

The PIPE Warrants and May 2026 PA Warrants

The PIPE Warrants have an exercise price of $7.50 per share, expire on May 27, 2031, and include a cashless exercise feature. The PIPE Warrants also include a mandatory exercise feature that may be triggered if, among other conditions, the volume weighted average price of our common stock equals or exceeds 150% of the then-applicable exercise price for at least 10 consecutive trading days and certain equity conditions are satisfied. We may also reduce the exercise price by up to 80% solely to induce a cash exercise. The May 2026 PA Warrants have the same exercise price and expiration date as the PIPE Warrants.

Registration Rights Pursuant to the Registration Rights Agreement

We filed the registration statement of which this prospectus forms a part in satisfaction of our obligations in the registration rights agreements we entered into in connection with the financing transactions described above and we agreed to use commercially reasonable efforts to cause such registration statement to be declared effective and kept continuously effective during the effectiveness period specified therein.

Corporate Information

The mailing address of our principal executive office is 3000 Bayport Drive, Suite 950 Tampa, FL 33607, and our office’s telephone number is (844) 203-6092. Our website is located at www.datamedsai.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into this prospectus and any prospectus supplement and you should not consider it part of the prospectus or part of any prospectus supplement.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. Accordingly, we may provide less public disclosure than larger public companies, including the inclusion of only two years of audited consolidated financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure and the inclusion of reduced disclosure about our executive compensation arrangements. As a smaller reporting company, we are also exempt from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jobs Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable rules of the Securities and Exchange Commission (the “SEC”). We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include: (i) being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (ii) not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting; (iii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (iv) reduced disclosure obligations regarding executive compensation; and (v) not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

THE OFFERING

This prospectus relates to the resale or other disposition from time to time by the Selling Stockholders of up to 34,462,058 shares of our common stock. None of the shares registered hereby are being offered for sale by us.

Shares of Common Stock Offered by the Selling Stockholders	Up to 34,462,058 shares of our common stock consisting of (i) 1,282,143 shares previously issued in private transactions to certain stockholders and now held by such stockholders, (ii) 21,300,295 shares issuable upon either (a) the May 2026 Notes or (b) conversion of the shares of Series A Preferred Stock that may be issued upon conversion of the May 2026 Notes, (iii) 8,298,225 shares issuable upon the exercise of the PIPE Warrants, and (iv) 3,581,395 shares issuable upon the exercise of the PA Warrants.

Common Stock to be Outstanding After this Offering*	Assuming (i) the conversion of all the May 2026 Notes into shares of our common stock at an assumed conversion price of $1.00 per share, and (ii) the exercise of all the PA Warrants and PIPE Warrants, there would be 36,027,113 shares of common stock outstanding after this offering.

Use of Proceeds

The Selling Stockholders will receive all of the proceeds from the sale of the securities offered under this prospectus. We may receive proceeds from the cash exercise of the PA Warrants and PIPE Warrants. See “Use of Proceeds.”

Plan of Distribution	The Selling Stockholders, or their pledgees, donees, transferees, distributees, beneficiaries or other successors-in-interest, may offer or sell the shares of common stock offered hereby from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholders may also sell the shares of common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Nasdaq Trading Symbol	Our common stock is listed on the Nasdaq under the symbol “MEDS”.

* The number of shares of common stock to be outstanding after this offering, as stated above, is based on 2,847,198 shares outstanding as of July 27, 2026, and excludes 87,200 shares of common stock issuable upon the exercise of outstanding warrants as of July 27, 2026 at a weighted average exercise price of $36.00 per share.

RISK FACTORS

Our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into this prospectus, our subsequent Quarterly Reports on Form 10-Q as well as our other filings with the SEC, include material risk factors relating to our business. Those risks and uncertainties and the risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also materially and adversely affect our business and operations. If any of those risks and uncertainties or the risks and uncertainties described below actually occurs, our business, financial condition or results of operations could be harmed substantially. In such a case, you may lose all or part of your investment. You should carefully consider the risks and uncertainties described below and those risks and uncertainties incorporated by reference into this prospectus, as well as the other information included in this prospectus, before making an investment decision with respect to our common stock.

Risks Related to this Offering

The number of securities being registered for resale is significant in relation to the number of our outstanding shares of common stock.

We have filed a registration statement of which this prospectus forms a part to register the Securities offered hereunder for sale into the public market by the Selling Stockholders. These shares represent a large number of shares of our outstanding shares of common stock, and if sold in the market all at once or at about the same time, could depress the market price of our common stock during the period the registration statement remains effective and could also affect our ability to raise equity capital.

Resales of our common stock in the public market by our stockholders as a result of this offering may cause the market price of our common stock to fall.

We are registering the Securities. Sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. The issuance of new shares of common stock could result in resales of our common stock by our current stockholders concerned about the potential ownership dilution of their holdings. Furthermore, in the future, we may issue additional shares of common stock or other equity or debt securities exercisable or convertible into common stock. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Investors who buy shares in this offering at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results.

Our management will have broad discretion over the use of the proceeds from the exercise of the PIPE Warrants and the PA Warrants, you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

The Selling Stockholders will receive all of the proceeds of the sale of shares of common stock offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus; however, we will receive proceeds from the cash exercise of the PA Warrants and the PIPE Warrants. We intend to use the proceeds from any cash exercise of the PA Warrants and the PIPE Warrants for working capital and general corporate purposes. However, we have not designated any portion of the proceeds received from the exercise of the PA Warrants and the PIPE Warrants to be used for any particular purpose. Accordingly, our management will have broad discretion as to the use of such proceeds and you will be relying on the judgment of our management with regard to the use of these proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest the proceeds received from the exercise of the PA Warrants and the PIPE Warrants in a way that does not yield a favorable, or any, return for our company. Our management’s judgment may not result in positive returns on your investment and you will not have the opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We do not intend to pay dividends in the foreseeable future on our common stock.

We have never paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and currently do not plan to pay any cash dividends in the foreseeable future. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the market price of our common stock price appreciates.

The conversion of the May 2026 Notes into shares of our common stock or Series A Preferred Stock, the subsequent conversion of the Series A Preferred Stock into shares of our common stock, and the exercise of the PIPE Warrants and PA Warrants will result in substantial dilution to existing stockholders.

The May 2026 Notes are convertible into shares of our common stock at a conversion price equal to the lesser of (i) $6.00 per share and (ii) the closing price of our common stock on the trading day immediately preceding the applicable conversion date, subject to a floor price of $1.00 per share. Upon the Mandatory Conversion Date, the then-outstanding balance of the May 2026 Notes will automatically convert into shares of Series A Preferred Stock at a rate determined by dividing the outstanding principal balance by $1,000.00. Each share of Series A Preferred Stock will, in turn, be convertible at the option of the holder into shares of our common stock at a conversion price that, effective as of the Mandatory Conversion Date, will be reset to the lesser of (x) $50.00 per share and (y) the closing price of our common stock on the trading day immediately preceding the applicable conversion date, subject to a floor price equal to the lesser of $1.00 and 20% of the closing price of our common stock on the trading day immediately preceding the Mandatory Conversion Date. Because the conversion prices of the May 2026 Notes and the Series A Preferred Stock are each based on the market price of our common stock at the time of conversion, the number of shares of common stock issuable upon conversion cannot be determined in advance and could be substantial, particularly if the market price of our common stock declines. The lower the market price of our common stock at the time of conversion, the greater the number of shares that would be issued, resulting in greater dilution to existing stockholders. As of July 27, 2026, we had 2,847,198 shares of common stock outstanding. If all of the May 2026 Notes were converted into common stock at a conversion price of $3.12 per share (the closing price of our common stock on July 27, 2026), approximately 6,773,337 shares of common stock would be issued, representing approximately 70.4% dilution to existing stockholders.

In addition, beginning six months from the date of issuance, the Series A Preferred Stock will accrue dividends at a rate equal to 10% of the stated value per annum, with such dividends accruing on a monthly basis and being added to the stated value. Because the number of shares of common stock issuable upon conversion of the Series A Preferred Stock is determined by dividing the stated value by the applicable conversion price, the accrual of dividends will increase the stated value over time and, consequently, increase the number of shares of common stock issuable upon conversion, resulting in additional dilution to existing stockholders beyond the dilution that would result from conversion of the May 2026 Notes at their original principal amount. The compounding effect of the dividend accrual, combined with the variable conversion price, could result in significant dilution over time.

Furthermore, the PIPE Warrants to purchase up to 8,298,225 shares of our common stock at an exercise price of $7.50 per share, PA Warrants to purchase up to 3,531,725 shares of our common stock (assuming the May 2026 Notes or the Series A Preferred Stock convert at a conversion price of $1.00 per share) at an exercise price of $4.275 per share, and PA Warrants to purchase up to 21,953 shares of our common stock at an exercise price of $20.50 per share, PA Warrants to purchase up to 27,716 shares of our common stock at an exercise price of $20.50 per share, are exercisable and, if exercised, would result in additional dilution to existing stockholders. Assuming the exercise of all PIPE Warrants and PA Warrants, and assuming the May 2026 Notes or the Series A Preferred Stock convert at a conversion price of $1.00 per share, we would issue an aggregate of up to 11,879,619 additional shares of common stock. For a more detailed discussion of the potential dilution resulting from the exercise of all PIPE Warrants and PA Warrants, see “Private Placement and Other Private Issuances—Potential Dilution” elsewhere in this prospectus.

The issuance of shares upon conversion of the May 2026 Notes, conversion of the Series A Preferred Stock, and exercise of the PIPE Warrants and PA Warrants, or the perception that such conversions or exercises may occur, could cause the market price of our common stock to decline. Moreover, because the conversion price of the May 2026 Notes and the Series A Preferred Stock is based on the closing price of our common stock on the trading day immediately preceding the applicable conversion date, the existence of these securities may place downward pressure on the market price of our common stock. As the market price of our common stock declines, a greater number of shares would be issuable upon conversion, and the sale or anticipated sale of such additional shares in the public market could further depress the market price of our common stock, which in turn could result in even more shares being issuable upon subsequent conversions. This potential for a declining stock price to result in an increasing number of shares issuable upon conversion could encourage short selling of our common stock by market participants, which could further contribute to downward pressure on the market price of our common stock. For a more detailed discussion of the potential dilution resulting from the conversion of the May 2026 Notes and the Series A Preferred Stock, including illustrative tables at various assumed conversion prices, see “Private Placement and Other Private Issuances—Potential Dilution” elsewhere in this prospectus.

Private placement and other private issuances

January 2026 Financings

On January 5, 2026, we entered into a note purchase agreement with certain investors whereby we agreed to issue and sell to such investors in a private offering up to $3,125,000 in the First Offering in aggregate principal amount of the Original Notes. The aggregate purchase price payable by all investors for the Original Notes was $2,500,000, reflecting a 20% original issue discount. The Original Notes were cancelled in connection with a financing we completed on January 16, 2026 described below.

In connection with the First Offering, we also entered into a placement agency agreement with Dawson James pursuant to which we paid to Dawson James cash selling commissions of 6.5% of the gross proceeds we received in the First Offering and issued common stock purchase warrants to Dawson James and its designees to purchase 27,716 shares of our common stock with an exercise price equal to $20.50 per share.

On January 16, 2026, we entered into a note purchase agreement with certain investors pursuant to which we agreed to issue and sell up to $8,125,000 in aggregate principal amount of the January 2026 Notes in a private offering for an aggregate purchase price of $6,500,000, reflecting a 20% original issue discount, in the Second Offering. The holders of the Original Notes exchanged such notes for January 2026 Notes having an original principal amount of $3,125,000. The January 2026 Notes were cancelled in connection with a financing we completed on May 27, 2026 described below.

In connection with the Second Offering, we also entered into a placement agency agreement with Dawson James, pursuant to which we paid Dawson James cash selling commissions of 6.5% of the gross proceeds we received in the Second Offering and we issued common stock purchase warrants to Dawson James and its designees to purchase up to 21,953 shares of our common stock, with an exercise price of $20.50.

The securities we issued to the investors and to Dawson James in connection with each of the First Offering and the Second Offering were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

May 2026 Financing

On May 27, 2026, we entered into a securities purchase agreement with certain accredited investors, pursuant to which we issued and sold on the same day to such investors the May 2026 Notes in the aggregate principal amount of $21,132,812.50 and the PIPE Warrants to purchase, in the aggregate, up to 8,298,225 shares of our common stock. The holders of the January 2026 Notes exchanged such notes for May 2026 Notes having an original principal amount of $8,125,000. The May 2026 Notes and the PIPE Warrants were issued for an aggregate cash purchase price of $16,906,250 (including the face value of the January 2026 Notes exchanged for May 2026 Notes), reflecting a 20% original issue discount to the aggregate principal amount of the May 2026 Notes.

In connection with the financing described above, we entered into a placement agency agreement with Dawson James pursuant to which we paid Dawson James a cash fee equal to 3% of the aggregate gross proceeds we received from the sale of the May 2026 Notes and we issued to Dawson James and its designees the May 2026 PA Warrants to purchase, in the aggregate, 1,418,444 shares of our common stock at an exercise price of $4.275 per share. We also agreed to reimburse Dawson James for certain fees and expenses not to exceed $110,000 and to a twelve-month tail fee with respect to certain investors introduced to us by Dawson James.

Below is a discussion of the terms of the May 2026 Notes, the PIPE Warrants, and the May 2026 PA Warrants.

May 2026 Notes

The May 2026 Notes mature on the twelve-month anniversary of their issuance unless earlier converted or repaid in accordance with their terms and bear interest at a rate of 0% per annum. We may not prepay the May 2026 Notes without the consent of the applicable holder. Unless waived by holders of a majority in principal amount of the then- outstanding May 2026 Notes, we are required to apply the net cash proceeds we receive from any financing to the repayment of the May 2026 Notes on a pro rata basis, subject to certain customary and transaction-specific exclusions.

At any time before the Mandatory Conversion Date, the May 2026 Notes are convertible, in whole or in part, at the option of the holder, into shares of our common stock at a conversion price equal to the lesser of (i) $6.00 per share and (ii) the closing price of our common stock on the trading day immediately preceding the applicable conversion date; provided, however, that in no event will the conversion price be less than $1.00 per share (both the $6.00 and the $1.00 are subject to equitable adjustment for stock splits, stock dividends, rights offerings, combinations, recapitalizations, reclassifications, extraordinary distributions and similar events affecting the common stock or any securities into which the common stock may be converted).

The “Mandatory Conversion Date” is the latest to occur of (i) the effectiveness of the registration statement of which this prospectus forms a part, (ii) stockholder approval of an amendment to our certificate of incorporation to authorize blank check preferred stock (the “Blank Check Amendment”), (iii) the effectiveness of the Blank Check Amendment, and (iv) the filing of the certificate of designation for the Series A Preferred Stock with the Delaware Secretary of State.

Effective as of the Mandatory Conversion Date, the conversion price will be reset to the lesser of (x) $50.00 per share and (y) the closing price of our common stock on the trading day immediately preceding the applicable conversion date, subject to a floor price equal to the lesser of $1.00 and 20% of the closing price of our common stock on the trading day immediately preceding the Mandatory Conversion Date (both the $50.00 and the floor price are subject to equitable adjustment for stock splits, stock dividends, rights offerings, combinations, recapitalizations, reclassifications, extraordinary distributions and similar events affecting the common stock or any securities into which the common stock may be converted).

Upon the Mandatory Conversion Date, the then-outstanding balance of the May 2026 Notes will automatically convert into shares of the Series A Preferred Stock. The number of shares of Series A Preferred Stock to be issued upon such conversion shall be equal to (i) the outstanding principal balance of the May 2026 Notes as of the Mandatory Conversion Date divided by (ii) $1,000.00. Upon such conversion, the May 2026 Notes will no longer be outstanding.

The conversion of the May 2026 Notes into shares of the Series A Preferred Stock is subject to a beneficial ownership cap, which provides that the May 2026 Notes may not be converted into shares of the Series A Preferred Stock to the extent that such conversion would result in the holder of the May 2026 Notes beneficially owning more than 9.99% of our then-outstanding common stock.

The Series A Preferred Stock

We are currently not authorized to issue any shares of preferred stock. At our 2026 annual meeting of stockholders, we intend to ask our stockholders to approve the Blank Check Amendment to authorize us to issue up to 1,000,000 shares of “blank check” preferred stock, $0.0001 par value per share. If approved, we intend to promptly thereafter file a certificate of designation for the Series A Preferred Stock with the Delaware Secretary of State. The following is a brief description of the rights, preferences and privileges of the Series A Preferred Stock under the certificate of designation for the Series A Preferred Stock that we intend to file with the Delaware Secretary of State. The description is qualified in its entirety by reference to, and should be read in conjunction with, the form of certificate of designation for the Series A Preferred Stock, our certificate of incorporation, our bylaws, and the applicable provisions of the Delaware General Corporation Law. The form of certificate of designation for the Series A Preferred Stock, our certificate of incorporation and our bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

Stated Value. The initial stated value of each share will be $1,000, which will be subject to increase as described below.

Conversion. Each share of Series A Preferred Stock will be convertible, in whole or in part, at the option of the holder, at any time, into shares of our common stock. Upon any such conversion, the number of shares of common stock issuable will be equal to (i) the stated value of the shares of Series A Preferred Stock being converted divided by (ii) (A) the lesser of (y) $6.00 per share or (z) the closing price of our common stock on the trading day immediately preceding the applicable conversion date; provided, however, that in no event will the conversion price be less than $1.00 per share (both the $6.00 and the $1.00 are subject to equitable adjustment for stock splits, stock dividends, rights offerings, combinations, recapitalizations, reclassifications, extraordinary distributions and similar events affecting the common stock or any securities into which the common stock may be converted).

Effective as of the Mandatory Conversion Date, the number of shares of common stock issuable upon conversion of each share of Series A Preferred Stock will be equal to (i) the stated value of the shares of Series A Preferred Stock being converted divided by (ii) (A) the lesser of (y) $50.00 per share or (z) the closing price of our common stock on the trading day immediately preceding the applicable conversion date; subject to a floor price equal to equal to the lesser of $1.00 and 20% of the closing price of our common stock on the trading day immediately preceding the Mandatory Conversion Date (both the $50.00 and the floor price are subject to equitable adjustment for stock splits, stock dividends, rights offerings, combinations, recapitalizations, reclassifications, extraordinary distributions and similar events affecting the common stock or any securities into which the common stock may be converted).

Beneficial Ownership Limitation. We may not effect any conversion of the Series A Preferred Stock, and a holder will not have the right to convert any portion of their Series A Preferred Stock, to the extent that after giving effect to such conversion, such holder would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of the Series A Preferred Stock held by the applicable holder, together with its affiliates.

Dividends. Beginning six months from the date of issuance, the Series A Preferred Stock will accrue dividends equal to 10% of the stated value over each subsequent twelve-month period, with such dividends accruing on a monthly basis and being added to the stated value.

Redemption. We will have no right to redeem the Series A Preferred Stock.

Voting Rights. Except as otherwise required by law, the Series A Preferred Stock will have one vote per share and, except as described in the next sentence, will vote with the common stock as a single class. As long as any shares of Series A Preferred Stock are outstanding, we cannot, without the affirmative vote of the holders of all the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend its certificate of designation, (b) amend our certificate of incorporation, bylaws or other charter documents in any manner that materially adversely affects any rights of any such holder, (c) designate any other series of preferred stock or (d) enter into any agreement with respect to any of the foregoing.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of Series A Preferred Stock will be entitled to receive out of our assets, for each share of Series A Preferred Stock, an amount equal to the greater of (i) the stated value of such share and (ii) the amount that a holder of common stock would receive if such shares of Series A Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) into common stock.

Preemption Rights. None.

Subsequent Rights Offerings. If at any time we grant, issue or sell any common stock equivalents or rights to purchase stock, warrants, securities or other property on a pro rata basis to the record holders of our common stock (collectively, “Purchase Rights”), each holder of Series A Preferred Stock will be entitled to acquire, upon the same terms applicable to such Purchase Rights, the aggregate Purchase Rights that such holder could have acquired if it had held the number of shares of common stock acquirable upon complete conversion of its Series A Preferred Stock immediately prior to the applicable record date for the grant, issuance or sale of such Purchase Rights, without regard to any limitations on conversion.

Distribution Rights. Holders of the Series A Preferred Stock will be entitled to participate on an as-converted basis in any dividend or other distribution of our assets (or rights to acquire its assets) made to holders of our common stock (each, a “Distribution”). Participation rights will be calculated based on the number of shares of common stock that would be acquirable upon complete conversion of the holder’s Series A Preferred Stock immediately prior to the applicable record date for such Distribution, without regard to any limitations on conversion of the Series A Preferred Stock.

Fundamental Transactions. If, at any time while any shares of Series A Preferred Stock are outstanding, we consummate a fundamental transaction (as such term is described in the certificate of designation for the Series A Preferred Stock, which generally includes any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock), then upon any subsequent conversion of Series A Preferred Stock, each holder will be entitled to receive, in lieu of shares of our common stock, the kind and amount of securities, cash or other property that such holder would have received had it converted its Series A Preferred Stock immediately prior to such fundamental transaction, determined without regard to any limitations on conversion.

The PIPE Warrants and May 2026 PA Warrants

As discussed above, in connection with the issuance of the May 2026 Notes, we issued to the purchasers thereof the PIPE Warrants to purchase an aggregate of up to 8,298,225 shares of our common stock. The exercise price of the PIPE Warrants is $7.50 per share, subject to adjustment as provided therein, and the PIPE Warrants expire on May 27, 2031. The PIPE Warrants include a cashless exercise feature.

The PIPE Warrants also include a mandatory exercise or call feature pursuant to which, if (a) the volume weighted average price of our common stock equals or exceeds 150% of the then-applicable exercise price of the PIPE Warrants for at least 10 consecutive trading days, (b) the average daily dollar trading volume of the common stock for such 10 trading day period equals or exceeds $5,000,000, and (c) the Equity Conditions (as such term is defined below) are satisfied on each such trading day and through and including the mandatory exercise date, we may require the PIPE Warrant holder to exercise all or a portion of their PIPE Warrant; provided that no such mandatory exercise shall require the holder to exercise their PIPE Warrant to the extent that it would result in the holder (together with its affiliates) beneficially owning in excess of 4.99% (or, upon election by a holder prior to the issuance of their PIPE Warrants, 9.99%) of the number of shares of our common stock outstanding after giving effect to the issuance of common stock issuable upon exercise of their PIPE Warrant calculated in accordance with Section 13(d) of the Exchange Act. As used in the PIPE Warrants, “Equity Conditions” means, with respect to any date of determination, that each of the following conditions is satisfied: (i) a registration statement covering the resale of all shares of common stock issuable upon exercise of the PIPE Warrants is effective and available for the resale of such shares (which would be satisfied if the registration statement of which this prospectus forms a part is so effective and available), or such shares are freely tradable under Rule 144 without volume or manner-of-sale restrictions and without the requirement for current public information; (ii) our common stock is listed or quoted on the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing) and we are in compliance in all material respects with the continued listing requirements of such trading market; (iii) we have not failed to timely deliver any shares of common stock required to be delivered pursuant to any transaction document; (iv) the issuance of the applicable shares of common stock would not violate the Exchange Cap or the rules and regulations of the applicable trading market; (v) we have a sufficient number of authorized and unreserved shares of common stock available to issue the applicable shares of common stock; and (vi) no public announcement of a pending, proposed or intended fundamental transaction involving us has occurred and remains pending.

The PIPE Warrants further provide that we may, in our sole discretion and without the consent of the holder, reduce the cash exercise price payable upon exercise by up to 80% of the then-applicable exercise price solely for purposes of inducing a cash exercise, subject to the limitations set forth in the PIPE Warrants.

The May 2026 PA Warrants provide that the number of shares of common stock issuable upon exercise thereof shall, as of any date of determination, equal 12% of the aggregate number of shares of common stock issuable upon (i) conversion in full of the May 2026 Notes and (ii) exercise in full of all the PIPE Warrants, in each case determined in accordance with their respective terms and without regard to any limitations on conversion or exercise. Accordingly, if and when the conversion price of the May 2026 Notes is reduced in the future, the number of shares issuable upon exercise of the May 2026 PA Warrants will increase. We refer to the foregoing adjustment provision of the May 2026 PA Warrants as the “May 2026 PA Warrants Adjustment Provision.”

Shares Held by Other Selling Stockholders

This prospectus also covers the resale of shares of common stock issued to certain stockholders outside of the January 2026 and May 2026 financings discussed above. These shares were issued in private transactions, including issuances to directors, officers, consultants, or other service providers, in each case in reliance on exemptions from the registration requirements of the Securities Act, including Section 4(a)(2) thereof and/or Rule 506 of Regulation D.

Potential Dilution

Exercise of Warrants

Assuming the exercise of all the PIPE Warrants and the PA Warrants at their current exercise price, and without giving effect to the May 2026 PA Warrants Adjustment Provision, we would issue an aggregate of 9,766,338 shares of common stock, and the resulting approximate dilution to our existing stockholders would be approximately 77.4% based on the 2,847,198 shares of our common stock outstanding as of July 27, 2026 (the “Measurement Date”).

The 9,766,338 shares of common stock in the paragraph above consists of: (i) 27,716 shares of common stock issuable upon exercise of the PA Warrants issued in connection with the Original Offering; (ii) 21,953 shares of common stock issuable upon exercise of the PA Warrants issued in connection with the Second Offering; (iii) 1,418,444 shares of common stock issuable upon exercise of the May 2026 PA Warrants; and (iv) 8,298,225 shares of common stock issuable upon exercise of the PIPE Warrants.

For an illustration of the potential additional dilution to our stockholders as result of the operation of the May 2026 PA Warrants Adjustment Provision, see the tables below.

Conversion of May 2026 Notes into Common Stock

The number of shares of common stock that would be issued upon conversion of all the May 2026 Notes cannot be determined because the conversion price of the May 2026 Notes depends on when it occurs and the closing price of our common stock on the trading day immediately preceding the conversion date and the Mandatory Conversion Date. For a discussion of the conversion formula of the May 2026 Notes, see “—May 2026 Financing—May 2026 Notes,” above.

The following table illustrates the approximate number of shares of common stock that would be issued (i) upon conversion of all the May 2026 Notes and (ii) upon exercise of all the PIPE Warrants and the PA Warrants, and the resulting approximate dilution to our existing stockholders, at assumed conversion prices of the May 2026 Notes and based on the 2,847,198 shares of our common stock outstanding as of the Measurement Date. Between June 27, 2026 and July 27, 2026, the closing price of our common stock has been between a low of $2.65 and a high of $3.58.

Assumed Conversion Price	Approx No. of Shares of Common Stock Issued Upon Conversion of the May 2026 Notes	Approx No. of Shares of Common Stock Issued Upon Exercise of all PIPE Warrants and the PA Warrants	Approx. Dilution to Common Stockholders*
$6.00	3,522,135	9,766,337	82.4%
$5.00	4,226,562	9,850,868	83.2%
$4.00	5,283,203	9,977,665	84.3%
$3.00	7,044,270	10,188,993	85.8%
$2.00	10,566,406	10,611,650	88.1%
$1.00	21,132,812	11,879,618	92.1%
$0.50	42,264,000	14,415,361	95.2%

*Percentage equals (a) the approximate number of shares issued divided by (b) 2,847,198 shares of common stock outstanding as of the Measurement Date plus the approximate number of shares issued.

As illustrated in the table above, the lower the conversion price (which is determined based on closing price of our common stock on the trading day immediately preceding the conversion date), the greater the number of shares of common stock would be issued upon conversion of the May 2026 Notes and upon exercise of all PIPE Warrants and the PA Warrants, resulting in greater dilution to existing stockholders. In addition to the dilution of existing stockholders’ economic interests, any such issuances would reduce existing stockholders’ voting power. Furthermore, because the conversion price of the May 2026 Notes is based on the closing price of our common stock on the trading day immediately preceding the applicable conversion date, the existence of the May 2026 Notes may place downward pressure on the market price of our common stock. As the market price of our common stock declines, a greater number of shares would be issuable upon conversion of the May 2026 Notes and upon exercise of the May 2026 PA Warrants, and the sale or anticipated sale of such additional shares in the public market could further depress the market price of our common stock, which in turn could result in even more shares being issuable upon subsequent conversions. This potential for a declining stock price to result in an increasing number of shares issuable upon conversion could encourage short selling of our common stock by market participants, which could further contribute to downward pressure on the market price of our common stock.

Conversion of May 2026 Notes into Series A Preferred Stock and Subsequent Conversion into Common Stock

Assuming the conversion of all the May 2026 Notes at their current principal amount into shares of Series A Preferred Stock, we would issue an aggregate of 21,133 shares of Series A Preferred Stock, and the resulting approximate dilution to the voting power of our existing stockholders would be approximately 1.0% based on the 2,847,198 shares of our common stock outstanding as of the Measurement Date. In addition to the dilution of existing stockholders’ voting power, the issuance of the Series A Preferred Stock would also dilute the economic interests of existing stockholders because of the $1,000 stated value per share of Series A Preferred Stock.

Each share of Series A Preferred Stock will be convertible, in whole or in part, at the option of the holder, at any time, into shares of our common stock. The number of shares of common stock that would be issued upon conversion of all 21,133 shares of the Series A Preferred Stock cannot be determined because the conversion price of the Series A Preferred Stock depends on when it occurs and the closing price of our common stock on the trading day immediately preceding the conversion date and the Mandatory Conversion Date. For a discussion of the conversion formula of the Series A Preferred Stock, see “—May 2026 Financing—The Series A Preferred Stock,” above. The following table illustrates the approximate number of shares of common stock that would be issued (i) upon conversion of all the May 2026 Notes and (ii) upon exercise of all the PIPE Warrants and the PA Warrants, and the resulting approximate dilution to our existing stockholders, at assumed conversion prices and assuming that there is no increase in the $1,000 stated value per share for dividend accruals, and based on the 2,847,198 shares of our common stock outstanding as of the Measurement Date. Between June 27, 2026 and July 27, 2026, the closing price of our common stock has been between a low of $2.65 and a high of $3.58.

Assumed Conversion Price	Approx No. of Shares of Common Stock Issued Upon Conversion of the Series A Preferred Stock	Approx No. of Shares of Common Stock Issued Upon Exercise of all PIPE Warrants and the PA Warrants	Approx. Dilution to Common Stockholders*
$6.00	3,522,166	9,766,341	82.4%
$5.00	4,226,600	9,850,873	83.2%
$4.00	5,283,250	9,977,671	84.3%
$3.00	7,044,333	10,189,001	85.8%
$2.00	10,566,500	10,611,661	88.1%
$1.00	21,133,000	11,879,641	92.1%
$0.50	42,266,000	14,415,601	95.2%

*Percentage equals (a) the approximate number of shares issued divided by (b) 2,847,198 shares of common stock outstanding as of the Measurement Date plus the approximate number of shares issued.

As illustrated in the table above, the lower the conversion price (which is determined based on closing price of our common stock on the trading day immediately preceding the conversion date and the Mandatory Conversion Date), the greater the number of shares of common stock would be issued upon conversion of the Series A Preferred Stock, resulting in greater dilution to existing stockholders. In addition to the dilution of existing stockholders’ economic interests, any such issuances would reduce existing stockholders’ voting power. Furthermore, because the conversion price of the Series A Preferred Stock is based on the closing price of our common stock on the trading day immediately preceding the applicable conversion date, the existence of the May 2026 Notes and the Series A Preferred Stock issuable upon conversion thereof may place downward pressure on the market price of our common stock. As the market price of our common stock declines, a greater number of shares would be issuable upon conversion of the Series A Preferred Stock, and the sale or anticipated sale of such additional shares in the public market could further depress the market price of our common stock, which in turn could result in even more shares being issuable upon subsequent conversions. This potential for a declining stock price to result in an increasing number of shares issuable upon conversion could encourage short selling of our common stock by market participants, which could further contribute to downward pressure on the market price of our common stock.

In addition, as described above under “—May 2026 Financing—The Series A Preferred Stock,” beginning six months from the date of issuance, the Series A Preferred Stock will accrue dividends equal to 10% of the stated value over each subsequent twelve-month period, with such dividends accruing on a monthly basis and being added to the stated value. Because the number of shares of common stock issuable upon conversion of the Series A Preferred Stock is determined by dividing the stated value by the applicable conversion price, the accrual of dividends will increase the stated value over time and, consequently, increase the number of shares of common stock issuable upon conversion. The following table illustrates the approximate number of shares of common stock that would be issued upon (i) conversion of all 21,133 shares of the Series A Preferred Stock and (ii) upon exercise of all the PIPE Warrants and the PA Warrants, and the resulting approximate dilution to our existing stockholders, at assumed conversion prices and assuming that the stated value per share has increased from $1,000 to approximately $1,105 as a result of twelve months of dividend accruals (representing one full year of accrual following the six-month period after issuance during which no dividends accrue), and based on the 2,847,198 shares of our common stock outstanding as of the Measurement Date.

Assumed Conversion Price	Approx No. of Shares of Common Stock Issued Upon Conversion of the Series A Preferred Stock	Approx No. of Shares of Common Stock Issued Upon Exercise of all PIPE Warrants and the PA Warrants	Approx. Dilution to Common Stockholders*
$6.00	3,891,994	9,810,720	82.8%
$5.00	4,670,393	9,904,128	83.7%
$4.00	5,837,991	10,044,240	84.8%
$3.00	7,783,988	10,277,760	86.4%
$2.00	11,675,982	10,744,799	88.7%
$1.00	23,351,965	12,145,917	92.6%
$0.50	46,703,930	14,948,153	95.6%

 *Percentage equals (a) the approximate number of shares issued divided by (b) 2,847,198 shares of common stock outstanding as of the Measurement Date plus the approximate number of shares issued.

As illustrated in the table above, the accrual of dividends on the Series A Preferred Stock results in a greater number of shares of common stock issuable upon conversion at each assumed conversion price as compared to the table above that does not give effect to dividend accruals. The stated value of the Series A Preferred Stock will continue to increase over time as dividends continue to accrue, which would result in even greater dilution to existing stockholders upon conversion. The compounding effect of the dividend accrual, combined with the variable conversion price based on the closing price of our common stock, could result in significant additional dilution beyond the amounts illustrated in the tables above.

USE OF PROCEEDS

We are not offering any of the shares of common stock offered by this prospectus and we will not receive any proceeds from the sale of such shares. To the extent the PIPE Warrants and/or PA Warrants are exercised and the exercise price is paid in cash, we will receive proceeds from such exercises, and if so received, we currently intend to use the proceeds for working capital and general corporate purposes.

The Selling Stockholders will receive all of the proceeds of the sale of the shares of common stock offered by this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our common stock and we do not currently intend to declare or pay any cash dividends on our common stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to declare and pay dividends, if any, on our shares of common stock will be at the discretion of our board of directors and will depend on, among other factors, the terms of any outstanding preferred stock, our results of operations, financial condition, capital requirements and contractual restrictions.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. This is a summary only and does not purport to be complete.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.0001 par value per share. On May 26, 2026, we effected a reverse stock split of all issued and outstanding shares of common stock as a ratio of 50-to-1. We are currently not authorized to issue any shares of preferred stock.

As of July 27, 2026, we had 2,847,198 shares of common stock outstanding.

As discussed above, at our 2026 annual meeting of stockholders we intend to ask our stockholders to approve an amendment to our certificate of incorporation to authorize us to issue up to 1,000,000 shares of “blank check” preferred stock, $0.0001 par value per share. If our stockholders approve the amendment, we intend to promptly thereafter file with the Delaware Secretary of State a certificate of designation for the Series A Preferred Stock. See the section titled “PRIVATE PLACEMENT AND OTHER PRIVATE ISSUANCES—The May 2026 Financing-The Series A Preferred Stock” for a description of the rights, preferences and privileges of the Series A Preferred Stock under the certificate of designation for the Series A Preferred Stock that we intend to file with the Delaware Secretary of State.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Unless otherwise required by law, the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption, or conversion rights, and no sinking fund provisions are applicable to our common stock. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. See the section titled “PRIVATE PLACEMENT AND OTHER PRIVATE ISSUANCES—The May 2026 Financing-The Series A Preferred Stock,” above.

Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and of our Amended and Restated Certificate of Incorporation and of our bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Election of Directors

The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at each annual stockholder meeting and entitled to vote thereon, except that if any annual stockholder meeting will not be held, such election will take place at any stockholders meeting called and held in accordance with the DGCL.

Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place—whether remote or in person—as determined by our board of directors. Any stockholder seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide written or printed notice of the annual meeting of stockholders stating the place, day and hour of the meeting, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Only the board of directors may call a special meeting of the stockholders upon delivery of the written notice described above, with such notice also setting forth the purpose(s) for which the meeting has been called. Our bylaws provide that our board of directors may adopt by resolution such rules and regulations for the conduct of stockholders meetings as the board of directors deems appropriate. Except to the extent inconsistent with such rules and regulations as adopted by our board of directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. These rules, regulations, or procedures, may include, without limitation: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Amendment to Certificate of Incorporation and Bylaws.

As required by the DGCL, any amendment of our certificate of incorporation must first be approved by our board of directors, and if required by law, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended, altered, changed, adopted and repealed or new by-laws adopted by our board of directors. Our stockholders may make additional bylaws and may alter and repeal any by-laws whether such by-laws were originally adopted by them or otherwise.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Colonial Stock Transfer Company, Inc., 7840 S 700 E, Sandy, UT 84070.

Listing

Our common stock is listed on The Nasdaq Capital Market under the trading symbol “MEDS.”

SELLING STOCKHOLDERS

The shares of common stock being offered by the Selling Stockholders under this prospectus are those previously issued to the Selling Stockholders and those issuable to the Selling Stockholders (i) upon conversion of the May 2026 Notes or upon conversion of the shares of Series A Preferred Stock issuable to the Selling Stockholders upon conversion of the May 2026 Notes, in each case, at an assumed conversion price of $1.00 per share, and (ii) upon exercise of the PIPE Warrants and PA Warrants, and with respect to the May 2026 PA Warrants, assuming that the May 2026 Notes or the shares of Series A Preferred Stock issuable to the Selling Stockholders upon conversion of the May 2026 Notes are converted at an assumed conversion price of $1.00 per share. For additional information, see “Private Placement and Other Private Issuances” above.

Except for the ownership of the shares of our common stock, the May 2026 Notes, the PIPE Warrants and the PA Warrants, the Selling Stockholders have not had any material relationship with us within the past three years, except for Dawson James. Dawson James served as our placement agent in financings we completed in January and May 2026. For additional information, see “Private Placement and Other Private Issuances” above.

The table below lists each of the Selling Stockholders and other information regarding the beneficial ownership of the shares of our common stock by each of the Selling Stockholders as of July 27, 2026. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before this Offering^		Maximum Number of Shares of Common Stock Offered in this Offering	Number of Shares of Common Stock Beneficially Owned After this Offering^^
	Number	Percent		Number	Percent
Robert D. Keyser, Jr.(2)	316,004	9.99%	1,799,625	0	*	%
Sixth Borough Capital Fund, LP(3)	316,004	9.99%	2,774,461	0	*	%
Robert Forster(4)	316,004	9.99%	15,613,139	0	*	%
Cory Wachowitz(5)	316,004	9.99%	952,929	0	*	%
Robert D. Keyser, III(6)	316,004	9.99%	952,929	0	*	%
Mehmet Gunay(7)	316,004	9.99%	2,828,861	0	*	%
Dominic Linsalata(8)	254,345	8.2%	598,836	0	*	%
Dawson James Securities, Inc.(9)(10)	64,656	2.2%	178,457	0	*	%
Sandip Patel(11)	316,004	9.99%	1,360,030	0	*	%
Ault Lending LLC(12)	316,004	9.99%	870,419	0	*	%
Esousa Holdings LLC(13)	316,004	9.99%	3,481,675	0	*	%
Jess Mogul(14)	316,004	9.99%	1,740,838	0	*	%
Annapurna Gundlapalli Revocable Trust(15)	178,880	6.3%	178,880	0	*	%
Sandhya Ajjarapu Revocable Trust 2007(16)	89,264	3.1%	89,264	0	*	%
Surendra Ajjarapu(17)	257,645	9.0%	157,645	0	*	%
Sea Rider Capital LLC(18)	47,623	1.7%	47,623	0	*	%
Sansur Associates LLC	62,000	2.2%	62,000	0	*	%
Prashant Patel(19)	282,365	9.9%	182,365	0	*	%
Patel Trust 2010(20)	89,440	3.1%	89,440	0	*	%
Bourgii Labs LLC(21)	48,000	1.7%	48,000	0	*	%
GoldShield Health LLC(22)	48,000	1.7%	48,000	0	*	%
Nyati Enterprises LLC(23)	48,000	1.7%	48,000	0	*	%
Simba Associates(24)	48,000	1.7%	48,000	0	*	%
Tembo Holdings(25)	48,000	1.7%	48,000	0	*	%
Scietech LLC	30,706	1.1%	30,706	0	*	%
Akrias LLC	30,000	1.1%	30,000	0	*	%
Rx Resource Holdings LLC	18,823	* %	18,823	0	*	%
Green Apoteker LLC	1,800	* %	1,800	0	*	%
Punil Patel	800	* %	800	0	*	%
Blue Cap Acquisitions LLC	151,997	5.3%	151,997	0	*	%
Carolinas Properties LLC	800	* %	800	0	*	%

^ Includes shares of common stock issuable upon conversion or exercise of the following securities, after giving effect to limitations on conversion or exercise: the May 2026 Notes, the PIPE Warrants and PA warrants.

^^ Assumes the Selling Stockholder sells all of the shares of common stock being offered by such Selling Stockholder in this offering.

* Less than 1%

(1) Each Selling Stockholder identified as an affiliate of the Company in the footnotes below is selling the shares offered hereby for its own account and not on behalf of the Company. None of the Selling Stockholders has any agreement or understanding with the Company regarding the timing, manner, or amount of any resale of the shares covered by this prospectus.

(2) Excludes 407,450 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a provision in the May 2026 Notes and/or warrants held by this Selling Stockholder that prohibits this Selling Stockholder from converting the May 2026 Notes and/or exercising the warrants to the extent that doing so would result in the beneficial ownership of this Selling Stockholder exceeding 9.99% (we refer to such provision as a “9.99% beneficial ownership limitation”). If such additional shares of common stock were included, this Selling Stockholder would beneficially own 723,454 shares of common stock, all of which are subject to a warrant to purchase common stock.

(3) Excludes 1,104,791 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 1,420,795 shares of common stock underlying convertible notes and 782,273 shares of common stock underlying a warrant to purchase common stock.

(4) Excludes 7,679,446 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 7,995,450 shares of common stock underlying convertible notes and 4,402,201 shares of common stock underlying a warrant to purchase common stock.

(5) Excludes 104,818 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 420,822 shares of common stock underlying convertible notes and 345,702 shares of common stock underlying a warrant to purchase common stock.

(6) Excludes 104,818 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 420,822 shares of common stock underlying convertible notes and 345,702 shares of common stock underlying a warrant to purchase common stock.

(7) Excludes 1,132,649 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 1,448,653 shares of common stock underlying convertible notes and 797,611 shares of common stock underlying a warrant to purchase common stock.

(8) Includes 3,082 shares of common stock underlying convertible notes and 33,712 shares of common stock underlying a warrant to purchase common stock.

(9) Includes 167,481 shares of common stock underlying convertible notes and 206,569 shares of common stock underlying a warrant to purchase common stock.

(10) Dawson James Securities, Inc. is a registered broker-dealer and acted as placement agent in connection with the January 2026 and May 2026 financings.

(11) Excludes 380,464 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 696,468 shares of common stock underlying convertible notes and 383,467 shares of common stock underlying a warrant to purchase common stock.

(12) Excludes 129,736 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 445,740 shares of common stock underlying convertible notes and 245,419 shares of common stock underlying a warrant to purchase common stock.

(13) Excludes 1,466,953 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 1,782,957 shares of common stock underlying convertible notes and 981,675 shares of common stock underlying a warrant to purchase common stock.

(14) Excludes 575,475 additional shares of common stock that this Selling Stockholder is not permitted to acquire as of July 27, 2026 due to a 9.99% beneficial ownership limitation. If such additional shares of common stock were included, this Selling Stockholder would beneficially own 891,479 shares of common stock underlying convertible notes and 490,838 shares of common stock underlying a warrant to purchase common stock.

(15) The Annapurna Gundlapalli Revocable Trust is controlled by Annapurna Gundlapalli and may be deemed to be an affiliate of the Company.

(16) The Sandhya Ajjarapu Revocable Trust is controlled by Sandhya Ajjarapu and may be deemed to be an affiliate of the Company.

(17) Mr. Surendra Ajjarapu is a significant stockholder of the Company and may be deemed to be an affiliate of the Company.

(18) Sea Rider Capital LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(19) Mr. Prashant Patel is the President of the Company and may be deemed to be an affiliate of the Company.

(20) The Patel Trust 2010 is controlled by Mr. Patel and may be deemed to be an affiliate of the Company.

(21) Bourgii Labs LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(22) GoldShield Health LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(23) Nyati Enterprises LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(24) Simba Associates is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(25) Tembo Holdings is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

PLAN OF DISTRIBUTION

Each Selling Stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
●	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker dealer as principal and resale by the broker dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales;

●	in transactions through broker dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121. The Selling Stockholders will pay any underwriting discounts, selling commissions, and transfer taxes applicable to the sale of the shares.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The securities covered hereby will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the securities by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Sheppard, Mullin, Richter & Hampton, LLP, New York, New York, will pass upon certain legal matters in connection with the offering and validity of the common stock offered by this prospectus.

EXPERTS

The financial statements as of December 31, 2025 and December 31, 2024, incorporated by reference in this prospectus have been audited by Suri & Co., Chartered Accountants (“Suri”), an independent registered public accounting firm, as set forth in their report thereon, which and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Suri is a public accounting firm registered with the PCAOB.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus or incorporated by reference into this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, of which this prospectus forms a part, please see the copy of the contract or document that has been filed. Each statement in this prospectus or incorporated by reference into this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from commercial document retrieval services and from the SEC’s website at http://www.sec.gov.

We maintain a website at www.datamedsai.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of the registration statement, but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than providing such information in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information in documents that we file later with the SEC will automatically update and supersede the information that is either contained in, or incorporated by reference into, this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We incorporate by reference the documents listed below (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K) that we have filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed on March 20, 2026, as amended on Form 10-K/A filed on April 24, 2026;

●	our Quarterly Report on Form 10-Q for the three months ended March 31, 2026, filed on May 19, 2026;

●	our Current Reports on Form 8-K or Form 8-K/A filed on January 8, 2026, January 20, 2026, February 5, 2026, February 9, 2026, February 13, 2026, March 9, 2026, March 11, 2026, April 7, 2026, April 9, 2026, April 17, 2026, April 21, 2026, May 4, 2026, May 7, 2026, May 18, 2026, May 21, 2026, May 21, 2026, May 29, 2026, June 2, 2026, June 3, 2026, June 12, 2026, July 29, 2026, and August 4, 2026; and

●	our definitive information statement on Schedule 14C filed on April 3, 2026.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished with such reports related to such items, unless such current report expressly provides to the contrary, and other portions of documents that are furnished, but not filed, pursuant to applicable rules promulgated by the SEC) that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement of which this prospectus forms a part and prior to the termination of this offering, and such documents will become a part of this prospectus from the date that such documents are filed with the SEC.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the reports or documents incorporated by reference in this prospectus, including any exhibits specifically incorporated by reference in any such reports or documents, but not delivered with this prospectus. You should direct any requests for reports or documents to our corporate secretary, who can be contacted at 3000 Bayport Drive, Suite 950, Tampa, FL 33607 or 844-203-6092.

You also may access the reports and documents on our website at www.datamedsai.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

DataMeds AI, Inc.

Up to 34,462,058 Shares of Common Stock

PROSPECTUS

                         , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant in connection with the offering and sale of the shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee		$13,825.51
Accounting fees and expenses		*
Legal fees and expenses		*
Other miscellaneous expenses		*
Total expenses	$	*

* Estimated expenses not presently known.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents against liabilities for actions taken in their capacities as directors and officers.

Item 15. Recent Sales of Unregistered Securities.

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act.

On June 16, 2024, we issued 3,479 shares of our common stock (after giving effect to the stock split effected by the Company on October 30, 2024) to Nikul Panchal in connection with our acquisition of Wood Sage. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

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On November 4, 2024, we issued 79,987 shares of our common stock to Strategix Global LLC, Nomad Capital, LLC, Jouska Holdings LLC, and Brian Norton in connection with the acquisition of Wellgistics, LLC. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On March 21, 2025, we granted an aggregate of 395,282 shares of restricted stock under the Company’s Amended and Restated 2023 Equity Incentive Plan to the following individuals:

●	12,000 shares to the Company’s independent directors, with 3,960 shares vesting immediately and the remainder vesting in equal amounts on March 4, 2026, and March 4, 2027;

●	163,290 shares to the Company’s non-independent directors, with each share vesting immediately;

●	10,063 shares to certain employees, with 300 shares vesting immediately, 2,339 vesting on October 1, 2025, 2,539 vesting on October 1, 2026, 2,539 vesting on October 1, 2027, 1,173 vesting on October 1, 2028, and 1,173 vesting on October 1, 2029;

●	180,000 shares to the Company’s chief executive officer pursuant to his employment agreement, which were initially subject to vesting based upon the Company realizing certain financial performance targets but were subsequently deemed vested in their entirety by the Company’s Compensation Committee in July 2025;

●	4,467 shares to former employees, with each share vesting immediately; and

●	25,462 shares to consultants or advisers, with each share vesting immediately.

These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On June 26, 2025, the Company issued 15,000 shares of restricted common stock to former chief executive officer Timothy Canning as consideration for the sign-on bonus deliverable to the terms of his employment agreement, which terminated upon his resignation in February 2025. These restricted shares vest on December 26, 2025, and were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On August 7, 2025, we issued 4,869 shares of common stock to Outside The Box Capital Inc. for services rendered to the Company. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On August 7, 2025, we issued an aggregate of 158,802 shares of common stock to the sellers of Wellgistics, LLC under the revised Wellgistics MIPA. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On September 2, 2025, we issued an aggregate of 4,000 shares of common stock to Octagon Media Corp. for services rendered to the Company. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On January 5, 2026, we entered into a note purchase agreement providing for the sale, in a private placement, of up to an aggregate principal amount of $3,125,000 of convertible promissory notes. The notes were offered and sold without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration provided by Section 4(a)(2) thereof and/or Rule 506 of Regulation D. The purchasers were accredited investors, the securities were issued for investment and not for distribution, and the securities were subject to transfer restrictions.

On February 4, 2026, the Circuit Court within the Twelfth Judicial Circuit of Florida approved, under Section 3(a)(10) of the Securities Act, a settlement agreement and stipulation with Silverback Capital Corporation relating to the acquisition and settlement of bona fide liabilities of the Company in an aggregate principal amount of not less than $10,712,734.16. Pursuant to the settlement agreement, the Company agreed to issue shares of common stock to Silverback in one or more tranches determined by dividing the applicable portion of the claim amount by a fixed price per share applicable to such tranche (ranging from $12.50 to $112.50 per share, as amended), and to issue 2,000 shares as a settlement fee and 6,000 shares to cover legal fees and expenses.

On April 1, 2026, we entered into a note purchase agreement providing for the sale, in a private placement, of up to an aggregate principal amount of $1,250,000 of promissory notes, for an aggregate purchase price of $1,000,000 (reflecting a 20% original issue discount). The notes were offered and sold without registration under the Securities Act in reliance upon Section 4(a)(2) and Rule 506(b) of Regulation D to accredited investors, for investment and not with a view to distribution, and are subject to transfer restrictions.

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Effective April 13, 2026, we entered into a collaboration agreement with Kare Rx Hub, LLC, Kare Pharmtech, LLC, and Healthstar Technologies, LLC. As consideration under the collaboration agreement, we issued 30,000 shares of our common stock to Kare Pharmtech, LLC at closing and agreed to issue such additional shares, if any, as may be necessary so that the aggregate value of all shares issued pursuant to the agreement equals $2,000,000, subject to the terms and conditions of the collaboration agreement. The shares issued under the collaboration agreement are restricted securities and are subject to a 12-month lock-up period from the applicable issuance date, subject to customary exceptions.

On May 27, 2026, we entered into a financing that included the issuance of convertible notes that will automatically convert into shares of our Series A Convertible Preferred Stock upon the satisfaction of certain conditions (including effectiveness of a resale registration statement and receipt of required stockholder approvals), together with PIPE warrants and placement agent warrants. The notes, the PIPE warrants, the placement agent warrants, the Series A Convertible Preferred Stock issuable upon conversion of the notes, and the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock or exercise of warrants were, or will be, offered and sold in private placement transactions exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D, to accredited investors, for investment and not with a view to distribution; such securities are restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which immediately precedes the Signature Page and which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

The following is a list of exhibits filed as a part of this registration statement:

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Exhibit
Number	Description
2.1#	Amended and Restated Membership Interest Purchase Agreement dated June 16, 2024, by and between Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) and Nikul Panchal (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
2.2#	Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 5.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).
2.3	Seventh Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 18, 2025).
2.4	Eighth Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on July 29, 2025).
2.5#	Agreement and Plan of Merger dated April 8, 2025, by and among Wellgistics Health, Inc., Wellpeek Merger Sub 1, Inc., Wellpeek Merger Sub 2, LLC, Peek Healthcare Technologies, Inc., and the Stockholder Representative (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
3.1(a)	Certificate of Incorporation of Wellgistics Health, Inc., as amended and currently in effect (incorporated by reference to Exhibit 3.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
3.1(b)*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Wellgistics Health, Inc. dated May 20, 2026
3.1(c)	Certificate of Amendment to Amended and Restated Certificate of Incorporation dated July 20, 2026 (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed with the SEC on July 21, 2026)
3.1(d)***	Form of Certificate of Designation of the Series A Convertible Preferred Stock
3.3	Bylaws of Wellgistics Health, Inc. as currently in effect (incorporated by reference to Exhibit 3.2 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
4.1	Form of Warrant (incorporated by reference herein from Exhibit 4.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025).
4.2	Form of Pre-Funded Warrant (incorporated by reference herein from Exhibit 4.2 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025).
4.3	Form of Placement Agent Warrant (incorporated by reference herein from Exhibit 4.3 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025).
4.4	Form of Note, dated January 5, 2026 (incorporated by reference herein from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026).
4.5	Form of Note, dated January 16, 2026 (incorporated by reference herein from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026).
4.6	Form of Note, dated April 1, 2026 (incorporated by reference to Exhibit 4.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on April 7, 2026).
4.7	Form of PIPE Warrant (incorporated by reference to Exhibit 4.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
4.8	Form of Placement Agent Warrant dated as of May 27, 2026 (incorporated by reference to Exhibit 4.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on June 3, 2026).
5.1***	Opinion of Sheppard, Mullin, Richter & Hampton, LLP
10.1	Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 10.2 Wellgistics Health, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 14, 2025)
10.2	Amended and Restated Membership Interest Purchase Agreement dated June 16, 2024, by and between Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) and Nikul Panchal (incorporated by reference to Exhibit 10.1 Wellgistics Health, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 14, 2025).
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.4†	Second Amended and Restated 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.5†	Executive Employment Agreement dated January 1, 2023, by and between Surendra Ajjarapu and Wellgistics Health, Inc. (incorporated by reference to Exhibit 10.6 Wellgistics Health, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 14, 2025)
10.6†	Executive Employment Agreement dated January 1, 2023, by and between Dr. Shafaat Pirani and Wellgistics Health, Inc. (incorporated by reference to Exhibit 10.7 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).

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10.7†	Executive Employment Agreement dated January 1, 2023, by and between Nikul Panchal and Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.9 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025)
10.8†	Indemnification Agreement dated January 9, 2024, by and between Tim Canning and Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.10 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.9†	Contract Agreement dated April 15, 2024, by and between Aletheia Strategic Advisory LLC and Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.11 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.10	Lease Agreement dated March 23, 2024, by and between GVI-IP TAMPA OFFICE OWNER, LLC and Wellgistics, LLC and Wellgistics Health, Inc (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.12 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.11	Promissory Note dated August 22, 2023, made by Wood Sage, LLC in favor of Integral Health, Inc. (incorporated by reference to Exhibit 10.13 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.12	Promissory Note dated September 13, 2023, made by Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) in favor of Nomad Capital LLC (incorporated by reference to Exhibit 10.16 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.13#	Loan and Security Agreement dated November 22, 2024, by and between Marco Capital, Inc. and Wellgistics, LLC (incorporated by reference by reference to Exhibit 10.17 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025.
10.14	Guaranty Agreement dated as of November 22, 2024, by Wellgistics Health, Inc. (formerly Danam Health, Inc.) in favor of Marco Capital, Inc. (incorporated by reference to Exhibit 10.18 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.15	Roadie, Inc. Services Agreement dated July 12, 2023, by and between Roadie, Inc. and Alliance Pharma Solutions, LLC dba DelivMeds (incorporated by reference to Exhibit 10.19 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.16	Integration and Delivery Services Agreement dated January 26, 2022, by and between Lyft Healthcare, Inc. and Alliance Pharma Solutions, LLC d/b/a DelivMeds (incorporated by reference to Exhibit 10.20 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.17	Master Services Agreement dated November 20, 2023, by and between Best Computer Systems, Inc. d/b/a BestRx Pharmacy Software and DelivMeds (incorporated by reference to Exhibit 10.21 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.18	340B Contract Pharmacy Services Agreement dated April 1, 2021, by and between Community Specialty Pharmacy, LLC and AIDS Service Association of Pinellas, Inc. dba EPIC (incorporated by reference to Exhibit 10.22 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.19	Participating Pharmacy Agreement dated February 6, 2023, by and between Medzoomer, Inc. and Community Specialty Pharmacy Inc. (incorporated by reference to Exhibit 10.23 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.20#	Standard Merchant Cash Advance Agreement dated October 1, 2024, by and between Cedar Advance LLC and Wellgistics, LLC / Danam Health, Inc. (incorporated by reference to Exhibit 10.24 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.21	Underwriting Agreement dated February 20, 2025, by and between Wellgistics Health, Inc. and Craft Capital Management LLC (incorporated by reference to Exhibit 1.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on February 26, 2025).

II-6

10.22	Consulting Agreement dated February 25, 2025, by and between Wellgistics Health, Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 1.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on February 28, 2025).
10.23	Consulting Agreement dated March 17, 2023, by and between Wellgistics Health, Inc. and Draper, Inc. (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on March 21, 2025).
10.24	Agreement and Plan of Merger dated April 8, 2025, by and among Wellgistics Health, Inc., Wellpeek Merger Sub 1, Inc., Wellpeek Merger Sub 2, LLC, Peek Healthcare Technologies, Inc., and the Stockholder Representative (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
10.25	Promissory Note made by Wellgistics Health, Inc. dated April 4, 2025 (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
10.26	Registration Rights Agreement by and between Wellgistics Health, Inc. and Hudson Global Ventures, LLC, dated April 9, 2025 (incorporated by reference to Exhibit 10.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
10.27	Seventh Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 18, 2025).
10.28	Eighth Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton as Seller Representative, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on July 29, 2025)
10.29#	Business Loan and Security Agreement dated as of May 14, 2025, among Agile Capital Funding, LLC, Wellgistics Health, Inc., and Wellgistics, LLC (incorporated by reference to Exhibit 10.5 of Wellgistics Health, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2025).
10.30#	Agreement for the Purchase and Sale of Future Receipts dated June 25, 2025 by and between Wellgistics Health, Inc. and Agile Capital Funding, LLC (incorporated by reference to Exhibit 10.6 of Wellgistics Health, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2025).
10.31	Form of Securities Purchase Agreement (incorporated by reference herein from Exhibit 10.21 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025.
10.32	Business Loan and Security Agreement dated as of August 26, 2025, among Agile Capital Funding, LLC, Wellgistics Health, Inc., and Wellgistics, LLC (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on August 29, 2025).
10.33	Form of Common Warrant dated September 25, 2025 (incorporated by reference to Exhibit 4.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2025).
10.34	Form of Placement Agent Warrant dated September 25, 2025 (incorporated by reference to Exhibit 4.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2025).
10.35	Form of Securities Purchase Agreement dated September 25, 2025, by and between Wellgistics Health, Inc. and certain investors (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2025).
10.36	Employment Agreement dated as of October 3, 2025 by and between Prashant Patel and the Corporation (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.37	License Agreement dated as of November 24, 2025 by and between Datavault AI Inc. and Wellgistics Health, Inc. (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 25, 2025)
10.38	Sponsorship Agreement dated as of November 26, 2025 by and between Wellgistics Health, Inc. and Cutting Edge Sports Management, LLC (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2025)

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10.39	Form of Note Purchase Agreement dated as of January 5, 2026 by and between Wellgistics Health, Inc. and certain investors party thereto (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026)
10.40	Form of Warrant, dated January 5, 2026(incorporated by reference herein from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026)
10.41	Placement Agency Agreement dated as of January 5, 2026 by and between Wellgistics Health, Inc. and Dawson James Securities, Inc. (incorporated by reference herein from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026)
10.42	Form of Note Purchase Agreement dated as of January 16, 2026, by and between Wellgistics Health, Inc. and certain investors party thereto (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.43	Form of Warrant, dated January 16, 2026 (incorporated by reference herein from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.44	Placement Agency Agreement, dated as of January 16, 2026 by and between Wellgistics Health, Inc. and Dawson James Securities, Inc. (incorporated by reference herein from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.45	Security Agreement, dated as of January 16, 2026, by and among Wellgistics Health, Inc., Wellgistics, LLC, Wood Sage LLC and the creditor party thereto (incorporated by reference herein from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.46	Intellectual Property Security Agreement, dated as of January 16, 2026, by and among Wellgistics Health, Inc. and the creditor party thereto (incorporated by reference herein from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.47	Interim Commercialization and Revenue Share Agreement by and between Wellgistics Health Inc. and Kare Pharmtech, dated as of March 6, 2026 (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on March 11, 2026).
10.48	Form of Note Purchase Agreement dated as of April 1, 2026, by and between Wellgistics Health, Inc. and certain investors party thereto (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on April 7, 2026)
10.49	Collaboration Agreement, dated effective April 13, 2026, by and among Wellgistics Health, Inc., Kare Rx Hub, LLC, Kare Pharmtech, LLC, and Healthstar Technologies, LLC (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 21, 2026).
10.50	Acknowledgement of Indebtedness, Forbearance and Repayment Agreement dated as of May 1, 2026, by and among Marco Capital, Inc., Wellgistics, LLC, Wellgistics Health, Inc., Prashant Patel and Eric Sherb (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 7, 2026).
10.51	Fully Binding Term Sheet, dated May 20, 2026 (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2026).
10.52	Amendment to Note Purchase Agreement, dated May 19, 2026 (incorporated by reference to Exhibit 10.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2026).
10.53	Amended and Restated Promissory Note, dated May 19, 2026 (incorporated by reference to Exhibit 10.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2026).
10.54	Securities Purchase Agreement, dated May 27, 2026, by and among Wellgistics Health, Inc. and the Purchasers party thereto. (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.55	Registration Rights Agreement, dated May 27, 2026, by and among Wellgistics Health, Inc. and the Purchasers party thereto. (incorporated by reference to Exhibit 10.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.56	Placement Agency Agreement, dated May 27, 2026, by and between Wellgistics Health, Inc. and Dawson James Securities, Inc. (incorporated by reference to Exhibit 10.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.57	Form of Lock Up Agreement (incorporated by reference to Exhibit 10.4 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.58	Amended and Restated Letter of Intent dated July 29, 2026 (incorporated by reference to Exhibit 10.1 of DataMed AI, Inc.’s Current Report on Form 8-K filed with the SEC on August 4, 2026).

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16.1	Letter from Suri & Co., Chartered Accountants, dated as of July 8, 2025 (incorporated by reference herein from Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 8, 2025).
16.2	Letter to SEC from UHY dated November 17, 2025 (incorporated by reference herein from Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2025)
21.1	List of Subsidiaries of Wellgistics Health, Inc. (incorporated by reference to Exhibit 21.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1 filed with the SEC on January 14, 2025).
23.1*	Consent of Suri & Co.
23.2***	Consent of Sheppard, Mullin, Richter & Hampton, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (reference is made to the signature page to the Registration Statement).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)
107*	Calculation of Filing Fee Table

*	Filed herewith
**	Previously filed.
***	To be filed by amendment
#	As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Exchange Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on August 7, 2026.

DataMeds AI, Inc.

/s/ Prashant Patel
Prashant Patel
President, Co-Interim Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below appoints Prashant Patel as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Prashant Patel	President, Co-Interim Chief Executive Officer and	August 7, 2026
Prashant Patel	Director (Principal Executive Officer)

/s/ Gerald Commissiong	Co-Interim Chief Executive Officer	August 7, 2026
Gerald Commissiong	(Principal Executive Officer)

/s/ Eric Sherb	Interim Chief Financial Officer (Principal Financial	August 7, 2026
Eric Sherb	and Accounting Officer)

/s/ Donald Fell	Director	August 7, 2026
Donald Fell

/s/ Suren Ajjarapu	Director	August 7, 2026
Suren Ajjarapu

/s/ Gary Herman	Director	August 7, 2026
Gary Herman

/s/ Marlene Velez	Director	August 7, 2026
Marlene Velez

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